FILING AGREEMENT DATED TO BE EFFECTIVE JULY 14, 2008

REGARDING JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree that:

(i)  Each is eligible to use the Schedule 13D attached hereto;

(ii)  The attached Schedule 13D is filed on behalf of each of the undersigned; and

(iii)  Each of the undersigned is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information therein concerning itself; but none of them is responsible for the completeness and accuracy of the information concerning the other persons making the filing, unless it knows or has reason to believe that such information is inaccurate.

Hangar Development Company

By:

/s/ John Overturf, Jr.

John Overturf, Jr., its President

Prospector Capital, Inc.

By:

/s/ John Overturf, Jr.

John Overturf, Jr., its President

/s/ John Overturf, Jr.

John Overturf, Jr., individually